Unusual Machines, Inc.

151 Calle De San Francisco

Ste. 200 PMB 2106

San Juan, Puerto Rico 00901-1607

June 14, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Attention:	Kevin Woody, Accounting Branch Chief
Andi Carpenter, Staff Accountant

Re:	Unusual Machines, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 3, 2023 File No. 333-270519

Ladies and Gentlemen:

This letter is submitted by Unusual Machines, Inc. (“Unusual” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 17, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-1, as amended, submitted on June 14, 2023 (the “Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2023

General

Comment 1.               We note that your board of directors has approved and you are seeking stockholder approval of a 1-for-5.5 reverse stock split, which will occur prior to the date of this Prospectus. If the reverse split will occur prior to the effectiveness of the registration statement, please revise your historical financial statements along with relevant financial statement data appearing elsewhere in your filing to reflect the reverse split based upon the guidance in ASC 260-10-55-12 and SAB Topic 4.C. Please note the need for your independent auditor to reference and dual-date their audit opinion for the aforementioned reverse split.

Response:        The Company notes that Mr. Jeffrey Thompson, the Company’s director and principal stockholder attempted to obtain stockholder approval of a 1-for-5.5 reverse stock split but was unsuccessful. Based on discussions between the Company, Mr. Thompson, the underwriters and a majority of the Company’s stockholders, it was determined that the reverse stock split would be 1-for-2. The disclosure requested by the Staff has been updated throughout the prospectus reflected the revised reverse stock split.

In addition, the Company has updated its historical financial filings and relevant financial statement data appearing elsewhere in the prospectus in accordance with ASC 260-10-55-12 and SAB Topic 4.C. Our independent auditor has made reference to and dual dated their audit opinion for the aforementioned reverse split.

Division of Corporation Finance

United States Securities and Exchange Commission

June 14, 2023

Comment 2.               Please remove the second paragraph of the Explanatory Note.

Response:        The Company has removed the second paragraph of the Explanatory Note as requested by the Staff.

Cover Page

Comment 3.               Please tell us the basis for the statement in the graphics that "The Dominator is the new standard for premium FPV."

Response:        The above referenced statement has been deleted from the graphic.

Also, revise the appropriate section, such as the Products section beginning on page 45, to clearly explain technical terms that are mentioned in the graphics. For example, we note the references in the graphics to "IPD" and Betaflight CANVASMODE." However, the disclosure does not clearly explain such terms.

Response: The disclosure requested by the Staff has been added.

Comment 4.               We note the new disclosure about the issuance of 3,400,000 shares of your common stock to Red Cat and the disclosure in the table on page 69 concerning the shares owned Mr. Thompson. Please revise the cover page and the summary to disclose, if applicable, that Red Cat and Mr. Thompson have sufficient voting power through their ownership of common stock to control or substantially influence the vote on substantially all corporate matters. Also, expand the Risk Factors Summary section to include a bullet point to highlight the voting power and expand the Risk Factors section to include a risk factor to highlight the voting power.

Response:       The disclosure requested by the Staff has been added.

Determination of Offering Price, page 38

Comment 5.              As previously requested in comment 17 of our January 12, 2023 letter, revise the disclosure in this section to clearly describe the specific factors considered in determining the offering price. In this regard, we note that you now disclose in this amendment that you anticipate that the initial public offering price will be $5.00 per share. However, the factors mentioned in this section appear to be identical to the factors mentioned on page 38 of your draft registration statement filed on December 14, 2022 when you had not disclosed the anticipated price.

Response:        The Company has revised its disclosure to make clear that based on the factors that were previously listed in its draft registration statement filed on December 14, 2022 and other variables including the per share listing requirement of the NYSE American and the feedback and suggestion of its underwriters, a range between $4.00 and $6.00 with an assumed initial offering price of $5.00 per share (the mid-point of the range) was recommended and accepted by the Company’s pricing committee of the Board of Directors. The Company notes that the pricing committee has the ability to change the initial public offering price should market conditions warrant and to include a range for the initial public offering by pre-effective amendment should the Company’s underwriters request the Company to do so.

Business Combination, page 41

Comment 6.              We note your response to prior comment 3. Please expand the disclosure in this section to discuss why the company agreed to amend the purchase agreement, such as why you are no longer issuing a Senior Secured Convertible Note and Series A Preferred Stock to Red Cat and why you agreed to an increase in the purchase price.

Response:       The Company has revised its disclosure to reflect that the Purchase Agreement was amended primarily in response to the objections from its previous underwriters and their recommendation that the Company restructure its deal with Red Cat to issue common stock to Red Cat in connection with the Business Combination in lieu of preferred stock and the secured note that included price protection. As a result of arms’ length negotiations between the Company and the special committee of Red Cat and in consideration for Red Cat agreeing to amend the Purchase Agreement, the Purchase Price was increased from $18.0 million to $20.0 million.

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Division of Corporation Finance

United States Securities and Exchange Commission

June 14, 2023

Comment 7.              We note the disclosure in the fourth paragraph on page 41 that “Red Cat” shareholders approved the transaction contemplated in the Purchase Agreement in a special meeting on March 8, 2023” and the disclosure elsewhere in your document that the purchase agreement was amended on March 31, 2023. However, it does not appear that Red Cat filed preliminary and definitive proxy or information statements for shareholders to approve the transaction in the amended purchase agreement. Please advise.

Response:        From the Company’s perspective, it could not reasonably be deemed to have any liability to any third party including Red Cat shareholders or its own shareholders including future investors since it has no duty to determine whether Red Cat is breaching any of its duties to the Red Cat shareholders. Section 4.01 of the Purchase Agreement provides that Red Cat has all power and authority to consummate the transaction contemplated pursuant to the Purchase Agreement. Counsel for Red Cat has advised the Company that for the reasons discussed below, it had determined that no additional shareholder approval is required for the March 31, 2023 amendment to the Purchase Agreement (the “Amendment”).

Section 11.06 of the Purchase Agreement provides as follows:

“At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Red Cat Vote, by written agreement signed by each of the Parties hereto; provided, however, that: (a) following the receipt of   the Requisite Red Cat Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Red Cat capital stock without such approval.”

The Purchase Agreement was submitted for shareholder approval as Proposal 1 and was approved on March 8, 2023. The proxy statement provided to shareholders of Red Cat states as follows:

“A vote in favor of the Proposal One will be deemed the approval of the Share Purchase Agreement, the terms and conditions thereof, and the transactions contemplated therein and thereby, including any and all amendments thereto approved by the Board of Directors of the Company following approval. [emphasis added]”

Accordingly, the Amendment as approved by the Board of Directors was specifically authorized by the shareholder approval and does not require an additional vote.

Furthermore, based on discussions with Red Cat’s counsel, the Red Cat board of directors considered the increase if the overall purchase price from $18.0 million to $20.0 million and the elimination of the exclusivity provision in the Purchase Agreement that allowed Red Cat to shop for a more attractive offer in approving the Amendment.

Fat Shark and Rotor Riot Summary Compensation Information, page 66

Comment 8.               Please ensure that the disclosure in this section is for the most recently completed fiscal year.

Response:        The Company has revised the disclosure to reflect the compensation as of Fat Shark and Rotor Riot’s recently completed fiscal year as of April 30, 2023.

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Division of Corporation Finance

United States Securities and Exchange Commission

June 14, 2023

Principal Stockholders, page 70

Comment 9.               We note your response to prior comment 10. Please identify the members of the committee mentioned in note (1) on page 70.

Response:        Based on a discussion with Red Cat’s counsel, the full Red Cat board of directors have the dispositive voting power and investment power for the shares of the Company’s common stock that will be held by Red Cat. As requested by the Staff, the Company has identified such members by name.

Other Activities and Relationships, page 80

Comment 10.             We note your disclosure about new underwriters. Please identify each such underwriter having a material relationship with Fat Shark Holdings, Ltd. and Rotor Riot LLC.

Response:         The Company has revised its disclosure as requested by the Staff to include Maxim Group LLC has no material relationship with Fat Shark Holdings, Ltd. or Rotor Riot LLC.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-5

Comment 11.              Refer to prior comment 15. Please record the business combination expense as a reduction to cash and an addition to expense.

Response:         The Company has already included all expected business combination expenses as a reduction to cash and addition to expense as noted in footnote A to the unaudited pro forma condensed combined balance sheet and footnote N to the unaudited pro forma condensed combined statement of operations.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 Basis of Presentation, page F-6

Comment 12.              We note that the Agreement provides that your company will pay $3 million in cash and $17 million of the company's common stock to acquire capital stocks of Fat Shark and Rotor Riot. Please revise to reflect the $3 million cash payment as an adjustment to cash.

Response:         The Company has already reflected the $3 million cash payment as an adjustment to cash as previously noted in footnote A to the unaudited pro forma condensed combined balance sheet.

Exhibit 23.1, page II-3

Comment 13.              We note that the date of your auditor report for Unusual Machines, Inc. is March 13, 2023. Please have your auditor revise the consent with the correct audit report date in future amendments before effectiveness of the registration statement.

Response:          The Company’s auditor has revised its consent as requested by the Staff.

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Division of Corporation Finance

United States Securities and Exchange Commission

June 14, 2023

The Company acknowledges that it will file the audited financial information of Fat Shark and Rotor Riot and make related changes to the Registration Statement and related prospectus disclosure by pre-effective amendment.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

/s/ Brandon Torres Declet

Brandon Torres Declet

Chief Executive Officer

cc:	Michael D. Harris, Esq.
Edward H. Schauder, Esq.

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